March 11, 2010	Nicholas J. Chulos Direct Dial: (219) 227-6102 E-mail: nchulos@kdlegal.com

VIA EMAIL AND EDGAR

Perry J. Hindin, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance –
  Office of Mergers and Acquisitions
100 F Street, NE
Washington, DC 20549

RE:	CFS Bancorp, Inc. – Preliminary Proxy Statement filed on February 25, 2010; File No. 0-24611

Dear Mr. Hindin:

On behalf of our client, CFS Bancorp, Inc. (the “Company”), this letter will serve as the Company’s response to the staff comment letter issued on March 5, 2010 relating to the Company’s preliminary proxy statement filed with the Commission on February 25, 2010. Set forth below are the staff’s comments followed by the Company’s response to each comment.

Will there be a proxy contest for the election of directors at the annual meeting? Page  2

1.	We note the statement in the last paragraph of this section that the board of directors does not endorse PL Capital’s nominee. Please revise the proxy statement to explain the basis for your recommendation.

In the Company’s revised preliminary proxy statement, the sentence in the last paragraph of this section that is referenced in the above comment has been deleted and, accordingly, the Company’s basis for its recommendation is no longer required.

2.	Either here or in an appropriate section elsewhere in the proxy statement, please include a reasonably detailed description of the contacts you have had with PL Capital during the time period leading up to the solicitation.

A new section entitled “Background and Contacts with PL Capital, LLC” has been added to the Company’s revised preliminary proxy statement.

Perry J. Hindin, Special Counsel
Securities and Exchange Commission
March 11, 2010

3.	We note the Company reserves the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The Board of Directors is not required to comply with the advance notice provisions of the Company’s By-Laws relating to director nominations. The advance notice provisions in the By-Laws apply only to proposed director nominations made by shareholders of the Company.

If the Company determines to nominate substitute nominees before the 2010 annual meeting of shareholders, it will file an amended proxy statement with the Commission that (i) identifies the substitute nominees; (ii) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected; and (iii) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

In addition, the Company has authorized us to acknowledge the following on the Company’s behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its revised preliminary proxy statement;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses contained in this letter together with the revisions to the Company’s preliminary proxy statement respond fully to the staff’s comments. We would appreciate the staff’s concurrence so that the Company may file its definitive proxy statement as soon as possible.

Perry J. Hindin, Special Counsel
Securities and Exchange Commission
March 11, 2010

If any member of the staff of the Commission has any questions or desires to discuss this letter further, please do not hesitate to contact the undersigned at (219) 227-6012 or Timothy M. Harden of this office at (317) 238-6213.

Very truly yours,

/s/ Nicholas J. Chulos

Nicholas J. Chulos

cc:	CFS Bancorp, Inc. Gregory W. Blaine, Lead Independent Director Thomas F. Prisby, Chairman and CEO Timothy M. Harden, Esq. Michael J. Messaglia, Esq.